FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                         REPORT OF FOREIGN REGISTRANTS

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                        SECURITIES EXCHANGE ACT OF 1934

                           GRANITE MORTGAGES 03-2 PLC
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                          FIFTH FLOOR, 100 WOOD STREET,
                                LONDON EC2V 7EX,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                        GRANITE FINANCE TRUSTEES LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                              22 GRENVILLE STREET,
                           ST HELIER, JERSEY JE4 8PX,
                                 CHANNEL ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                         GRANITE FINANCE FUNDING LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                               4 ROYAL MINT COURT,
                                LONDON EC3N 4HJ,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

      INDICATE BY CHECK MARK WHETHER THE REGISTRANTS FILE OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                     FORM 20-F.....X.....FORM 40-F.........

      INDICATE BY CHECK MARK WHETHER THE REGISTRANTS BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM ARE ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES..........NO...........X............

      On May 21, 2003, Granite Mortgages 03-2 plc issued and sold certain notes under Registration Statement No. 333-103897. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.


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

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                            GRANITE MORTGAGES 03-2 PLC

Date: June 5, 2003          By:  /s/ Clive Rakestrow

                                 Name:  Clive Rakestrow, representing
                                 LDC Securitisation Director No 1 Limited

                                 Title:  Director


                                 GRANITE FINANCE FUNDING LIMITED


                            By:  /s/ Jonathan Rigby
Date: June 5, 2003
                            Name:  Jonathan Rigby


                            Title:  Director


                            GRANITE FINANCE TRUSTEES LIMITED


Date: June 5, 2003          By:  /s/ Richard Gough

                                 Name:  Richard Gough

                                 Title:  Director


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

                                    ANNEX A

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------------------------------


1.1          Current Issuer Underwriting Agreement

4.1.1        Second Amended and Restated Intercompany Loan Terms and Conditions

4.1.2        Current Issuer Intercompany Loan Confirmation

4.2          Sixth Amended and Restated Mortgages Trust Deed

4.3          Sixth Amended and Restated Mortgage Sale Agreement

4.4          Current Issuer Deed of Charge

4.5.1        Funding Deed of Charge*

4.5.2        Deed of Accession to Funding Deed of Charge (Granite 03-2)

4.6          Current Issuer Trust Deed

4.7          Current Issuer Paying Agent and Agent Bank Agreement

4.8          Second Amended and Restated Cash Management Agreement

4.9          Current Issuer Cash Management Agreement

4.10         Second Amended and Restated Administration Agreement

4.11         Current Issuer Post-Enforcement Call Option Agreement

4.12         Funding Current Issuer Bank Account Agreement

4.13         Current Issuer Bank Account Agreement

4.14         Funding (Current Issuer) Guaranteed Investment Contract

10.1         Current Issuer Basis Rate Swap Agreement

10.2.1       Current Issuer Dollar Currency Swap Agreement for Series 1 Class
             A1 Notes

10.2.2       Current Issuer Dollar Currency Swap Agreement for Series 1 Class
             A2 Notes

10.2.3       Current Issuer Dollar Currency Swap Agreement for Series 1 Class
             A3 Notes

10.2.4       Current Issuer Dollar Currency Swap Agreement for Series 1 Class B
             Notes

10.2.5       Current Issuer Dollar Currency Swap Agreement for Series 1 Class C
             Notes

10.3.1       Current Issuer Euro Currency Swap Agreement for Series 2 Class A
             Notes

10.3.2       Current Issuer Euro Currency Swap Agreement for Series 2 Class B
             Notes

10.3.3       Current Issuer Euro Currency Swap Agreement for Series 2 Class C1
             Notes

10.3.4       Current Issuer Euro Currency Swap Agreement for Series 2 Class C2
             Notes

10.3.5       Current Issuer Euro Currency Swap Agreement for Series 2 Class M
             Notes

10.4         Current Issuer Start-up Loan Agreement

10.5.1       Fifth Amended and Restated Master Definitions Schedule

10.5.2       Current Issuer Master Definitions Schedule

10.6.1       Current Issuer Corporate Services Agreement

10.6.2       Corporate Services Agreement (Mortgages Trustee)*

10.6.3       Corporate Services Agreement (Funding)*


--------------------
*Previously filed in final form as an exhibit to Pre-effective amendment No. 2 to the Registration Statement on Form S-11 (file number 333-103892) on May 13, 2003.

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